B2GOLD CORP.
Condensed Consolidated Interim Financial Statements
June 30, 2012 and 2011
(Unaudited)

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	For the three	For the three	For the six	For the six
	months	months	months	months
	ended	ended	ended	ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Gold revenue	$57,330	$54,498	$121,203	$107,999

Cost of sales

Production costs	(20,751)	(18,188)	(43,087)	(38,728)
Depreciation and depletion	(7,436)	(6,485)	(14,054)	(12,529)
Royalties and production taxes (Note 8)	(666)	(2,881)	(3,881)	(5,620)

Total cost of sales	(28,853)	(27,554)	(61,022)	(56,877)

Gross profit	28,477	26,944	60,181	51,122

General and administrative	(4,726)	(3,653)	(9,079)	(9,258)
Share-based payments (Note 6)	(6,939)	(662)	(10,803)	(1,232)
Accretion of mine restoration provisions	(447)	(256)	(893)	(554)
Foreign exchange gains	112	344	544	1,166
Other	(1,389)	240	(1,717)	671

Operating income	15,088	22,957	38,233	41,915

Community relations	(1,258)	(562)	(2,159)	(1,140)
Derivative gains – net	126	-	126	-
Interest and financing costs	(65)	(62)	(65)	(482)
Other	65	(53)	167	410

Income before withholding and other taxes	13,956	22,280	36,302	40,703

Current income and withholding taxes (Note 8)	389	(964)	(4,677)	(1,879)
Deferred income tax	(2,408)	(6,300)	(5,142)	(12,397)

Net income for the period	$11,937	$15,016	$26,483	$26,427

Attributable to:
Shareholders of the Company	$11,937	$15,016	$26,483	$26,427
Non-controlling interests	-	-	-	-

Net income for the period	$11,937	$15,016	$26,483	$26,427

Earnings per share (attributable to shareholders of
the Company)
Basic	$0.03	$0.05	$0.07	$0.08
Diluted	$0.03	$0.05	$0.07	$0.08

Weighted average number of common shares
outstanding (in thousands)
Basic	382,167	334,724	380,923	334,930
Diluted	388,883	341,587	388,371	341,374

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the six	For the six
	months	months	months	months
	ended	ended	ended	ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Operating activities

Net income for the period	$11,937	$15,016	$26,483	$26,427
Mine restoration provisions settled	(1,253)	(289)	(2,893)	(531)
Non-cash charges (credits)
Depreciation and depletion	7,436	6,485	14,054	12,529
Share-based payments	6,939	662	10,803	1,232
Deferred income tax expense	2,408	6,300	5,142	12,397
Accretion of mine restoration provisions	447	256	893	554
Unrealized derivative gains	(326)	-	(326)	-
Amortization of deferred financing costs	-	-	-	358
Other	203	403	701	632

Cash provided by operating activities before changes in non-cash working capital	27,791	28,833	54,857	53,598

Changes in non-cash working capital	(11,330)	(4,265)	(13,089)	(2,903)

Cash provided by operating activities after changes in non-cash working capital	16,461	24,568	41,768	50,695

Financing activities
Common shares issued for cash (Note 6)	3,588	4,114	7,213	4,985
Interest & commitment fees paid	-	(63)	(64)	(174)
Repayment of related party loans	(9)	-	(9)	-

Cash provided by (used by) financing activities	3,579	4,051	7,140	4,811

Investing activities
Purchase of long-term investment (Note 5)	(5,068)	-	(5,068)	-
Libertad Mine, development & sustaining capital	(10,257)	(10,118)	(17,365)	(17,873)
Libertad Mine, Jabali development	(3,138)	-	(4,653)	-
Libertad, exploration	(2,214)	(2,803)	(4,674)	(4,048)
Limon Mine, development & sustaining capital	(3,621)	(7,052)	(11,442)	(11,412)
Limon, exploration	(1,313)	(843)	(2,438)	(1,602)
Otjikoto, exploration and development	(5,131)	-	(12,243)	-
Gramalote, exploration and development	(5,205)	(2,824)	(8,844)	(6,201)
Calibre, exploration	(1,571)	(329)	(2,146)	(697)
Mocoa, exploration	(1,002)	(125)	(1,635)	(173)
Radius, exploration	(946)	(1,034)	(1,528)	(1,439)
Cebollati, exploration	(378)	(1,389)	(1,196)	(2,240)
Other	(606)	(43)	(630)	(969)

Cash used by investing activities	(40,450)	(26,560)	(73,862)	(46,654)

Increase (decrease) in cash and cash equivalents	(20,410)	2,059	(24,954)	8,852

Cash and cash equivalents, beginning of period	97,748	76,805	102,292	70,012

Cash and cash equivalents, end of period	$77,338	$78,864	$77,338	$78,864

Supplementary cash flow information (Note 9)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	June 30,	December 31,
	2012	2011

Assets
Current
Cash and cash equivalents	$77,338	$102,292
Accounts receivable and prepaids	7,660	6,372
Value-added and other tax receivables	17,745	14,149
Inventories (Note 3)	27,989	26,695
Unrealised fair value of derivative assets	326	-
	131,058	149,508
Mining interests (Note 4 and Note 13 - Schedules)	464,169	412,537
Investment (carried at quoted market value) (Note 5)	3,104	-
Other assets	1,183	996
	$599,514	$563,041

Liabilities
Current
Accounts payable and accrued liabilities	$16,102	$22,610
Current taxes payable	2,794	6,254
Current portion of mine restoration provisions	1,376	1,376
Related party loans	72	81
	20,344	30,321
Mine restoration provisions	24,106	26,731
Deferred income taxes	31,780	26,638
Employee benefits accrual	4,487	4,017
	80,717	87,707
Equity
Shareholders’ equity
Share capital (Note 6)
Issued: 387,747,463 common shares (Dec 31, 2011 – 382,494,656)	449,655	435,048

Contributed surplus	28,580	22,712
Accumulated other comprehensive income	(3,447)	-
Retained earnings	40,114	13,631
	514,902	471,391
Non-controlling interests	3,895	3,943
	518,797	475,334
	$599,514	$563,041

Subsequent events (Note 12)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	For the three	For the three	For the six	For the six
	months	months	months	months
	ended	ended	ended	ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Net income for the period	$11,937	$15,016	$26,483	$26,427

Other comprehensive income (loss)

Cumulative translation adjustment	(5,630)	-	(1,483)	-
Unrealized loss on investment (Note 5)	(1,964)	-	(1,964)	-

Comprehensive income (loss) for the period	(7,594)	-	(3,447)	-

Total comprehensive income for the period	4,343	15,016	23,036	26,427

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars)
(Unaudited)

		2012

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334

January 1, 2012 to June 30, 2012:
Net income for the period	-	-	26,483	-	-	26,483
Cumulative translation adjustment	-	-	-	(1,483)	(48)	(1,531)
Unrealized loss on investment	-	-	-	(1,964)	-	(1,964)
Shares issued for cash:
Exercise of stock options	3,746	-	-	-	-	3,746
Exercise of warrants	3,458	-	-	-	-	3,458
Incentive Plan	9	-	-	-	-	9
Shares issued on vesting of RSU	2,902	(2,902)	-	-	-	-
Share based payments - expensed	-	10,803	-	-	-	10,803
Share based payments – capitalized to mining interests	-	2,459	-	-	-	2,459
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	4,492	(4,492)	-	-	-	-

Balance at June 30, 2012	$449,655	$28,580	$40,114	$(3,447)	$3,895	$518,797

		2011

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

Balance at December 31, 2010	$312,829	$19,971	$(42,669)	$-	$-	$290,131

January 1, 2011 to June 30, 2011:
Net income for the period	-	-	26,427	-	-	26,427
Shares issued for cash:
Exercise of stock options	2,971	-	-	-	-	2,971
Exercise of warrants	2,014	-	-	-	-	2,014
Share based payments - expensed	-	1,232	-	-	-	1,232
Share based payments – capitalized to mining interests	-	153	-	-	-	153
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	2,083	(2,083)	-	-	-	-

Balance at June 30, 2011	$319,897	$19,273	$(16,242)	$-	$-	$322,928

July 1, 2011 to December 31, 2011:
Net income for the period	-	-	29,873	-	-	29,873
Shares issued for Auryx Gold	107,435	-	-	-	-	107,435
Shares issued for cash:
Exercise of stock options	2,937	-	-	-	-	2,937
Exercise of warrants	-	-	-	-	-	-
Incentive Plan	21	-	-	-	-	21
Shares issued for finder’s fee	150	-	-	-	-	150
Share based payments - expensed	-	4,958	-	-	-	4,958
Share based payments – capitalized to mining interests	-	328	-	-	-	328
Stock options & warrants issued on Auryx Gold acquisition	-	4,943	-	-	-	4,943
Non-controlling interest acquired on Auryx Gold acquisition	-	-	-	-	3,943	3,943
Tax on expired warrants	-	(2,182)	-	-	-	(2,182)
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	4,608	(4,608)	-	-	-	-

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with mining operations in Nicaragua and a portfolio of development and exploration assets in Colombia, Namibia, Nicaragua, and Uruguay. The Company operates the Libertad Mine and the Limon Mine in Nicaragua. The Company owns or has a material interest in the Gramalote and Mocoa properties (Colombia), the newly acquired Otjikoto property (Namibia) and the Bellavista property (Costa Rica). The Company also has options to earn an interest in two joint ventures in Nicaragua with Calibre Mining Corp. and Radius Gold Inc. (Note 12), respectively.

B2Gold is a public company which is listed on the Toronto Stock Exchange and the OTCQX. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

The Company is following the same accounting policies and methods of computation in these condensed consolidated interim financial statements as it did in the audited consolidated financial statements for the year ended December 31, 2011.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 13, 2012.

3	Inventories

	As at	As at
	June 30,	December 31,
	2012	2011
	$	$

Gold and silver bullion	5,698	8,598
In-process inventory	3,912	2,753
Ore stock-pile inventory	240	223
Materials and supplies	18,139	15,121

	27,989	26,695

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4	Mining interests

	As at	As at
	June 30,	December 31,
	2012	2011
	$	$

Property, plant & equipment (depletable)
Libertad Mine (including Jabali), Nicaragua
Cost	198,303	172,568
Accumulated depreciation and depletion	(38,071)	(28,773)

	160,232	143,795

Limon Mine, Nicaragua
Cost	86,950	72,229
Accumulated depreciation and depletion	(21,082)	(16,719)

	65,868	55,510

Mineral properties (non-depletable)
Otjikoto, Namibia	110,891	102,804
Mocoa, Colombia	25,515	23,795
Cebollati, Uruguay	6,998	5,565
Radius, Nicaragua (Note 12)	6,370	4,667
Calibre, Nicaragua	3,826	1,590
Other	869	228

	154,469	138,649

Corporate & other
Bellavista, Costa Rica	3,078	3,071
Office, furniture and equipment, net	681	732

	3,759	3,803

	384,328	341,757

Investments (incorporated joint ventures) accounted for using the equity method
Gramalote, Colombia	78,640	69,579
Quebradona, Colombia	1,201	1,201

	79,841	70,780

	464,169	412,537

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5	Investment

On May 2, 2012, the Company acquired 20 million units (the “Units”) of Calibre Mining Corp. (“Calibre”) at a price of Cdn. $0.25 per Unit for a total investment of Cdn.$5 million pursuant to a subscription agreement between the parties. Each Unit is comprised of one common share of Calibre and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Calibre at a price of Cdn. $0.50 per share for a period of twelve months from the date of issuance. Upon completion of this acquisition, the Company owned 20 million common shares, representing approximately 10.6% of the issued and outstanding common shares of Calibre.

The Company’s investment in Calibre has been designated as an “available-for-sale” investment. Investments classified as “available-for-sale” are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income/ loss. At June 30, 2012, the Company recorded an unrealized loss of approximately $2 million, relating to its investment in Calibre, included in other comprehensive income/ loss.

6	Capital stock

	For the six months		For the year
	ended		ended
	June 30, 2012		December 31, 2011

	Shares	Amount	Shares	Amount
	(‘000’s)	$	(‘000’s)	$

Balance, beginning of period	382,495	435,048	337,570	312,829

Issued during the period:
Auryx Gold acquisition, December 22, 2011	-	-	37,187	107,435
For cash, on exercise of stock options	2,841	3,746	5,700	5,908
For cash, on exercise of warrants	1,613	3,458	2,000	2,014
For cash, Incentive Plan	-	9	-	21
On vesting of restricted share units	798	2,902	-	-
For finder’s fee	-	-	38	150
Transfer to share capital the fair value assigned to stock options/share purchase warrants exercised from contributed surplus	-	4,492	-	6,691

	5,252	14,607	44,925	122,219

Balance, end of period	387,747	449,655	382,495	435,048

On December 22, 2011, B2Gold and Auryx Gold Corp. (“Auryx Gold”) completed the combination of the two companies by way of a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, B2Gold issued approximately 37.2 million common shares and paid cash of $0.2 million in exchange for all of the issued and outstanding common shares of Auryx Gold.

Stock options

During the three and six months ended June 30, 2012, approximately 0.2 million and 10 million stock options, respectively, were granted to employees and directors with exercise prices ranging from Cdn.$3.06 to Cdn.$3.93 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value of these options totalling $14.7 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.21%, an expected life of up to 3.5 years, an expected volatility ranging from 58% to 69%, and a dividend yield rate of nil.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

During the three and six months ended June 30, 2011, approximately 0.9 million and 1.8 million stock options, respectively, were granted to employees with exercise prices ranging from Cdn.$2.31 per share to Cdn.$3.19 per share. These stock options have a term of five years. One-third of these options vest every year over a three-year period. The estimated fair value of these options totalling $2.6 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of approximately 1.90%, an expected life of 3.5 years, an expected volatility of 72%, and a dividend yield rate of nil.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

For the three months ended June 30, 2012, share-based payments expense, relating to the vesting of stock options, was $2.1 million (Q2 2011 - $0.7 million), net of $0.7 million (Q2 2011 - $0.1 million) capitalized to mining interests.

For the six months ended June 30, 2012, share-based payments expense, relating to the vesting of stock options, was $6 million (2011 - $1.2 million), net of $2 million (2011 - $0.2 million) capitalized to mining interests.

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2012:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2010	15,629	1.35
Auryx Gold replacement options	3,176	2.49
Granted	3,002	2.90
Exercised	(5,700)	1.02
Forfeited or expired	(825)	3.52

Outstanding at December 31, 2011	15,282	1.90
Granted	10,200	3.13
Exercised	(2,841)	1.32

Outstanding at June 30, 2012	22,641	2.53

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

During the six months ended June 30, 2012, 2.8 million (2011 – 2.9 million) stock options were exercised. The weighted average share price at the time of exercise for the six months ended June 30, 2012 was Cdn.$3.86 (2011 – Cdn.$3.06).

Stock options outstanding and exercisable as at June 30, 2012 are as follows:

Range of	Number of		Weighted-	Number of	Weighted-
exercise	outstanding	Weighted-	average	exercisable	average
prices	options	average years	exercise price	options	exercise price
(in Cdn.$)	(‘000’s)	to expiry	(in Cdn.$)	(‘000’s)	(in Cdn.$)

0.00 – 0.99	3,269	2.09	0.80	3,269	0.80
1.00 – 1.99	1,368	2.49	1.50	1,181	1.43
2.00 – 2.99	5,496	3.35	2.42	3,630	2.41
3.00 – 3.99	12,434	4.47	3.14	2,345	3.17
4.00 – 4.99	74	3.20	4.00	74	4.00

	22,641	3.73	2.53	10,499	1.98

Restricted share unit plan

On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSU”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration. The Company has reserved 8 million common shares for issuance under the RSU Plan.

On April 26, 2012, the Company granted approximately 2.4 million RSU. For the majority of the RSU granted, one-third of the RSU vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The total estimated fair value of the RSU granted was $8.7 million based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

In the second quarter of 2012, share-based payments expense, relating to the vesting of RSU, was $3.2 million, net of $0.5 million capitalized to mining interests.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

A summary of changes to RSU outstanding:

Number of
outstanding
RSU
(‘000’s)

Outstanding at December 31, 2011	-
Granted	2,401
Vested and converted to common shares	(798)

Outstanding at June 30, 2012	1,603

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4.955 million common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4.955 million common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust. The proceeds received from the trustees have been classified as related party loans on the Consolidated Balance Sheet.

On May 28, 2012, 0.5 million common shares were awarded from the trust under the Incentive Plan to a senior employee, George Johnson, of the Company. In connection with the award, the Company recorded a share-based payments expense of $1.6 million (the market value of the shares on the date of the award). At June 30, 2012, 3.455 million common shares remain held in the Company’s Incentive Plan trust.

At the time the Incentive Plan was established, it was assumed that allocations from the Plan would occur outside the Company. The Company was controlled by individuals, who report the shares in the Plan on their Insiders Reports, and there is no requirement to consult the Company regarding distributions. It was also assumed, therefore that any distribution would not be recorded by the Company. Furthermore, since these shares were issued from treasury in 2007 and held by the trust this transaction has not resulted in any changes to the overall outstanding shares of the Company.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Share purchase warrants

A summary of changes to share purchase warrants outstanding:

	Number of	Weighted-
	outstanding	average
	warrants	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2010	23,400	3.54
Auryx Gold replacement warrants	2,129	2.71
Exercised	(2,000)	0.97
Expired	(21,400)	3.78

Outstanding at December 31, 2011	2,129	2.71
Exercised	(1,613)	2.17

Outstanding at June 30, 2012	516	4.34

On May 15, 2011, all of the 21.4 million warrants which had been issued to AngloGold on May 15, 2008 (pursuant to the “Agreement to Amend the Relationship, Farm-Out and Joint Venture Agreement and regarding Gramalote Limited and Other Matters”) expired unexercised.

7	Derivative financial instruments

Starting in the second quarter of 2012, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

At June 30, 2012, forward currency contracts totalling $5 million at an average rate of 8.6122 rand were outstanding for the period from September 2012 to December 2012. In addition, zero-cost put/call collar contracts totalling $11 million were outstanding for the period from July 2012 to December 2012 with an average floor price of 8.3157 rand and an average ceiling price of 8.6114 rand.

These derivative instruments were not designated as hedges by the Company and are marked to their market values at the end of each reporting period. Adjustments to the market value are included in the statement of operations. For the three and six month periods ended June 30, 2012, the Company recorded an unrealized gain of $0.3 million. In addition, the Company incurred a realized derivative loss of $0.2 million with respect to its foreign currency contracts.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8	Income and other taxes

In Nicaragua, the State is entitled to a proportional extraction royalty (“ad-valorem” tax) over the substances extracted from a mineral concession. The amount of ad-valorem tax is 3% for minerals. Under Nicaraguan law, the ad-valorem tax paid is considered a deductible expense for purposes of computing corporate income tax. However, when this law was enacted it included a grandfathering rule which allowed concessions granted prior to this law to continue operating under its existing regime. Under the mining law applicable to Desarrollo Minero de Nicaragua S.A. (“Desminic”), the Company’s indirect subsidiary which owns and operates the Libertad Mine, the amount paid as ad-valorem tax could be applied as a direct credit against corporate income tax.

On May 25 2012, the Nicaraguan tax administration notified Desminic that it accepted Desminic’s request to treat ad-valorem taxes paid by Desminic as direct credits against Desminic’s corporate income tax due, rather than as a deductible expense in computing its corporate income tax. Prior to the acceptance of Desminic’s request, the Company had taken a conservative position treating its ad-valorem payments as a deductible expense rather than as a tax credit. In the second quarter of 2012, the Company began recording these payments as tax credits. Ad-valorem taxes paid in the first quarter of 2012 of $1.3 million were also reclassified from royalty and production tax expense on the consolidated statement of operations to income tax credits (reducing estimated current taxes payable on the consolidated balance sheet).

The Company amended its 2011 and 2010 income tax returns for Desminic to report the ad- valorem taxes as direct credits. This resulted in a $1.7 million reduction in current income taxes and a $2.6 million reduction in deferred income taxes. These reductions were recorded in the quarter.

The Company’s subsidiary which owns and operates the Limon Mine, Triton Minera S.A., continues to record its ad- valorem payments as a deductible expense rather than a tax credit as it operates under the new mining law.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

9	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Non-cash investing and financing activities:

Stock-based compensation, capitalized to resource property interests	1,188	81	2,459	153

Accounts payable and accrued liabilities relating to resource property expenditures	(954)	-	487	-

10	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Salaries and short-term employee benefits	778	562	1,428	2,678
Share-based payments	4,267	33	4,638	33

Salaries and short-term employee benefits was higher in the 2011 comparative period due to cash bonuses paid to senior management in January 2011. Bonuses, other than production bonuses, were paid in the form of RSU in 2012.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

11	Segmented information

The Company’s reportable operating segments are individual mine development projects or operations, being the Libertad Mine, Limon Mine, Otjikoto project and the Gramalote project. The Company’s reportable segments for the three and six months ended June 30, 2012 and 2011 are summarized in the following tables.

		For the three months ended June 30, 2012
					Other
	Limon	Libertad	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$

Gold revenue	17,275	40,055	-	-	-	-	57,330
Production costs	8,253	12,498	-	-	-	-	20,751
Depreciation & depletion	2,230	5,206	-	-	-	-	7,436
Net income (loss)	2,898	19,070	-	-	16	(10,047)	11,937
Capital expenditures	4,934	15,609	5,131	5,205	4,393	13	35,285

		For the three months ended June 30, 2011
					Other
	Limon	Libertad	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$

Gold revenue	18,916	35,582	-	-	-	-	54,498
Production costs	7,671	10,517	-	-	-	-	18,188
Depreciation & depletion	1,910	4,575	-	-	-	-	6,485
Net income (loss)	4,694	13,082	-	-	-	(2,760)	15,016
Capital expenditures	7,895	12,921	-	2,824	2,523	397	26,560

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

		For the six months ended June 30, 2012
					Other
	Limon	Libertad	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$

Gold revenue	37,105	84,098	-	-	-	-	121,203
Production costs	17,264	25,823	-	-	-	-	43,087
Depreciation & depletion	4,376	9,678	-	-	-	-	14,054
Net income (loss)	7,441	34,678	-	-	(63)	(15,573)	26,483
Capital expenditures	13,880	26,692	12,243	8,844	7,144	37	68,840

		For the six months ended June 30, 2011
					Other
	Limon	Libertad	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Property	Property	Properties	& Other	Total
	$	$	$	$	$	$	$

Gold revenue	34,389	73,610	-	-	-	-	107,999
Production costs	15,720	23,008	-	-	-	-	38,728
Depreciation & depletion	3,983	8,546	-	-	-	-	12,529
Net income (loss)	6,921	27,362	-	-	-	(7,856)	26,427
Capital expenditures	13,014	21,921	-	6,201	5,121	397	46,654

The Company’s mining interests are located in the following geographical locations

	As at	As at
	June 30,	December 31,
	2012	2011
	$	$

Mining interests
Nicaragua	236,298	205,562
Namibia	110,891	102,804
Colombia	106,223	94,803
Costa Rica	3,078	3,071
Uruguay	6,998	5,565
Canada	681	732

	464,169	412,537

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12	Subsequent events

On April 9, 2012, the Company and Radius Gold Inc. (“Radius”), announced that the two companies had entered into a binding letter agreement pursuant to which the Company agreed, among other things, to acquire a 100% interest in the Trebol and El Pavon gold properties in Nicaragua in consideration of Cdn.$20 million, payable in approximately 4.8 million common shares of B2Gold (at a price per share of Cdn.$4.15 based on the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange (“TSX”) for the ten trading days immediately preceding the date of the letter agreement). In addition, the Company has agreed to make contingent payments to Radius of $10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis) on the Trebol property. Based on a previous joint venture agreement with Radius, the Company had earned a 60% interest in the Trebol and Pavon properties by expending a total of $4 million on exploration, resulting in a 60% - 40% B2Gold – Radius joint venture. The parties entered into a definitive share purchase agreement dated July 24, 2012 and completed the transaction August 8, 2012.

In connection with the transaction, the Company and Radius terminated all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, El Pavon and San Pedro exploration properties.

The Company and Radius have also entered into a joint venture agreement on 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua and continue jointly exploring the properties with the Company and Radius contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

Subsequent to June 30, 2012, 100,000 stock options were exercised for gross proceeds of $80,000.

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 13)
For the six months ended June 30, 2012
(all tabular amounts are in thousands of United States dollars)

	Cost					Accumulated depreciation				Net carrying value

					Closing				Closing
	Opening			Cumulative	balance at	Opening			balance at
	balance at		Disposals/	translation	June 30,	balance at		Disposals/	June. 30,	As at	As at
	Dec. 31, 2011	Additions	write-offs	adjustments	2012	Dec. 31, 2011	Depreciation	write-offs	2012	June.30, 2012	Dec. 31, 2011
	$	$	$	$	$	$	$	$	$	$	$

Property, plant & equipment
				-
Libertad (including Jabali)	172,568	26,047	(312)		198,303	(28,773)	(9,298)	-	(38,071)	160,232	143,795
				-
Limon	72,229	14,721	-		86,950	(16,719)	(4,363)	-	(21,082)	65,868	55,510
				-
	244,797	40,768	(312)		285,253	(45,492)	(13,661)	-	(59,153)	226,100	199,305

Mineral properties “exploration & evaluation”

Otjikoto	102,804	9,618	-	(1,531)	110,891	-	-	-	-	110,891	102,804
				-
Mocoa	23,795	1,720	-		25,515	-	-	-	-	25,515	23,795
				-
Cebollati	5,565	1,433	-		6,998	-	-	-	-	6,998	5,565
				-
Radius	4,667	1,703	-		6,370	-	-	-	-	6,370	4,667
				-
Calibre	1,590	2,236	-		3,826	-	-	-	-	3,826	1,590
				-
Other	228	641	-		869	-	-	-	-	869	228

	138,649	17,351	-	(1,531)	154,469	-	-	-	-	154,469	138,649

Corporate & other
				-
Bellavista	3,071	7	-		3,078	-	-	-	-	3,078	3,071
				-
Office, furniture & equipment	1,106	30	-		1,136	(374)	(81)	-	(455)	681	732
				-
	4,177	37	-		4,214	(374)	(81)	-	(455)	3,759	3,803

Investments (incorporated joint ventures)
				-
Gramalote	69,579	9,061	-		78,640	-	-	-	-	78,640	69,579
				-
Quebradona	1,201	-	-		1,201	-	-	-	-	1,201	1,201
				-
	70,780	9,061	-		79,841	-	-	-	-	79,841	70,780

	458,403	67,217	(312)	(1,531)	523,777	(45,866)	(13,742)	-	(59,608)	464,169	412,537

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 13)
For the year ended December 31, 2011
(all tabular amounts are in thousands of United States dollars)

	Cost				Accumulated depreciation				Net carrying value

	Opening			Closing	Opening			Closing
	balance at		Disposals/	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2010	Additions	write-offs	Dec. 31, 2011	Dec. 31, 2010	Depreciation	write-offs	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2010
	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Libertad (including Jabali)	124,812	47,756	-	172,568	(9,657)	(19,116)	-	(28,773)	143,795	115,155
Limon	41,657	31,000	(428)	72,229	(9,207)	(7,583)	71	(16,719)	55,510	32,450

	166,469	78,756	(428)	244,797	(18,864)	(26,699)	71	(45,492)	199,305	147,605

Mineral properties “exploration & evaluation”
Otjikoto	-	102,804	-	102,804	-	-	-	-	102,804	-
Mocoa	23,359	436	-	23,795	-	-	-	-	23,795	23,359
Cebollati	1,070	4,495	-	5,565	-	-	-	-	5,565	1,070
Radius	1,758	2,909	-	4,667	-	-	-	-	4,667	1,758
Calibre	238	1,352	-	1,590	-	-	-	-	1,590	238
Other	-	228	-	228	-	-	-	-	228

	26,425	112,224	-	138,649	-	-	-	-	138,649	26,425

Corporate & other
Bellavista	2,841	230	-	3,071	-	-	-	-	3,071	2,841
Office, furniture & equipment	285	821	-	1,106	(269)	(105)	-	(374)	732	16

	3,126	1,051	-	4,177	(269)	(105)	-	(374)	3,803	2,857

Investments (incorporated joint ventures)
Gramalote	54,648	14,931	-	69,579	-	-	-	-	69,579	54,648
Quebradona	1,000	201	-	1,201	-	-	-	-	1,201	1,000

	55,648	15,132	-	70,780	-	-	-	-	70,780	55,648

	251,668	207,163	(428)	458,403	(19,133)	(26,804)	71	(45,866)	412,537	232,535